Exhibit 12.1

CITY OFFICE REIT, INC.

Statement of Computation of Consolidated Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	City Office REIT Inc.	City Office REIT, Inc. Predecessor
	Period from April 21, 2014 to December 31, 2014	Period from January 1, 2014 to April 20, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Earnings
Add:
Income from continuing operations before adjustment for income or loss from equity investees	$(6,854,774)	$(2,530,157)	$(4,580,206)	$(2,387,452)
Fixed charges (see below)	7,180,203	3,771,792	5,368,016	3,685,881
Distributed income of equity investees	—	—	402,913	505,877
Subtract:	—	—	—	—
Capitalized interest	—	—	—	—

Earnings	325,429	1,241,635	1,190,723	1,804,305

Fixed Charges
Interest expense	7,180,203	3,771,792	5,368,016	3,685,881
Capitalized interest	—	—	—	—
Rental expense at computed interest factor(1)	—	—	—	—

Fixed charges	$7,180,203	$3,771,792	$5,368,016	$3,685,881

Consolidated ratio of earnings to fixed charges	0.05	0.33	0.22	0.49
Inadequate amount	$6,854,774	$2,530,157	$4,177,293	$1,881,575

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.